UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On December 31, 2025, SOLOWIN HOLDINGS (the “Company”) and Fourth Paradigm International Limited (the “Purchaser”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchaser an aggregate of 512,821 class A ordinary shares, par value $0.0001 per share (the “Shares”), at a purchase price of $3.90 per share, in a registered direct offering, for aggregate gross proceeds of $2,000,000 (the “Financing”).

The Financing is expected to close on or about February 13, 2026, subject to the satisfaction of customary closing conditions. The Purchaser agreed, without the Company’s prior written consent, not to sell, transfer, assign, pledge or otherwise dispose of any of the Shares, or enter into any agreement, swap, hedge, short sale, or other arrangement that transfers, in whole or in part, any economic consequences of ownership of the Shares, for six (6) months from the date of closing.

The Company intends to use the net proceeds from the Financing for working capital and general corporate purposes.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is not complete and is qualified in the entirety by reference to such document.

The sale and offering of the Shares pursuant to the Purchase Agreement is effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-282552), as amended (the “Shelf Registration Statement”), which became effective on November 8, 2024, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman
10.1	Form of Securities Purchase Agreement, dated December 31, 2025, between the Company and Fourth Paradigm International Limited
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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